Exhibit 99.2

FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company Netco Energy Inc. #1100 – 609 West Hastings Street Vancouver, BC V6B 4W4
Item 2.	Date of Material Change January 10, 2005
Item 3.

News Release

A news release dated January 27, 2005, concerning the material change was forwarded to Canada Stockwatch and Market News for dissemination and was SEDAR filed with the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange.

Item 4.	Summary of Material Change Netco Energy Inc. has entered into a farm-in agreement with Nation Energy Inc. to earn 60% of Nation’s interest in two sections of land in the Boltan area of Alberta.
Item 5.

Full Description of Material Change

Under the terms of the agreement attached hereto as Schedule “A”, Netco will pay 100% of Nation’s costs relating to Nation’s 15% working interest in the drilling and development of exploratory well Boltan 14-10-59-2W6; a 3500 meter test well operated by Accrete Energy Inc. Netco will earn a 9% interest, after payout, in Boltan 14-10-59-2W6 and the well spacing unit and one additional section of land. Estimated gross drilling and casing costs are approximately $2,000,000 of which Netco’s share of costs would be approximately $300,000. Bolton 14-10-59-2W6 is an offset location to Accrete operated Boltan 9-9-59-2W6; a successful Gething gas well turned to sales mid-2004. Boltan 14-10-59-2W6 has been licensed and drilling operations are in progress

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A
Item 7.	Omitted Information N/A
Item 8.	Executive Officer The following executive officer of the Company is knowledgeable about this report and the material change disclosed herein: Chris Schultze President Tel: 604-331-3376
Item 9.	Date of Report January 27, 2005

SCHEDULE “A”

Nation Energy Inc.
1100, 609 West Hastings St.
Vancouver, BC
V6B 4W4

January 10, 2005

Netco Energy Inc.
1100, 609 West Hastings St.
Vancouver, BC
V6B 4W4

Attention:       Chris Schultze

Re:        Farmin Agreement

            Sections 10 & 15; Twp 59, Rge 2 W6M

            Boltan Area, Alberta

THIS FARMIN AGREEMENT made as of the 10th day of January, 2005.

AMONG:

NATION ENERGY INC., a body corporate having an office in the City of Vancouver, in the Province of British Columbia,

(hereinafter referred to as "Nation" or "Farmor")

 - and -

NETCO ENERGY INC., a body corporate having an office in the City of Vancouver, in the Province of British Columbia,

(hereinafter referred to as "Netco" or "Farmee")

WHEREAS Nation entered into a Participation Agreement with Olympia Energy Inc. ("Olympia") dated the 21th day of November, 2001, a copy of which is attached hereto as Schedule "A" (hereinafter called the "Participation Agreement") wherein Nation earned certain working interests in lands, as designated in the Participation Agreement; and

WHEREAS Netco has agreed to participate with Nation as to certain interests earned by Nation under its Participation Agreement with Olympia, as if it were a party thereto and to earn an interest in the Farmout Lands pursuant to the earning terms provided hereunder; and

WHEREAS the parties desire to provide for a manner in which participation and operations will be conducted on the lands to be earned under this agreement.

NOW THEREFORE this Agreement witnesses that, in consideration of the mutual covenants and agreements herein contained and subject to the terms and conditions hereinafter set out, the parties (“Parties”) hereto agree, as follows:

1.         DEFINITIONS

In this Agreement, including the recitals, unless the context otherwise requires, the definitions referred to in the Participation Agreement shall apply hereto. In addition to such definitions in the Participation Agreement, the following expressions shall have the respective meanings herein assigned to them, namely:

(a)   "the Farmout Lands", means the lands more particularly set forth and described in Schedule "B" attached hereto.

(b)   "the Title Documents", means those document(s) of title more particularly set forth and described in Schedule "B" of the Farmin Agreement attached hereto.

(c)   "Operator", means Olympia Energy Inc. or its designated successors.

(d)   "Operating Procedure", means the 1997 Farmout & Royalty Procedure which elections are attached to the Farmin Agreement.

(e)   "Party", means a person, firm or corporation which is bound by this Agreement or the Participation Agreement.

(f)    "Test Well", means the well to spud at 14-10-59-2 W5M.

2.           INTERPRETATION

Wherever the singular or masculine or neuter is used herein, the same shall be construed as meaning plural or feminine or body politic or corporate and vice versa as the context requires.

3.         WARRANTY OF TITLE

Nation warrants no better title to the Farmout Lands than has been conveyed to it pursuant to the terms of the Participation Agreement.     If the interests of any party in the Farmout Lands is now or hereafter shall become encumbered by any royalty, production payment or other charges of a similar nature, other than the encumbrances set out in Schedule "B" hereto, such additional royalty, production payment or other charges shall be charged to and paid entirely by the party whose interest is or becomes thus encumbered.

4.         HELD IN TRUST

Nation agrees that it shall hold and stand possessed of the interest of the Farmee ("Participating Interests") in and to the Farmout Lands and the Title Documents, and Nation shall hold such Participating Interests in trust for and on behalf of the Participant.

Nation covenants that it will not sell, assign, transfer, convey, encumber or surrender the Title Documents or Farmout Lands, insofar as they affect or relate to the Participating Interests held in trust hereunder for the Farmee, except upon written instructions of the Farmee.

Nation will use its best efforts to transfer to Netco the Participating Interests that it is entitled to hereunder, to the extent legally possible, when requested to do so in writing and Nation further agrees to execute any additional documents required to effect such transfer.

5.         COMMITMENT

Farmee acknowledges that it has reviewed and is familiar with the Participation Agreement attached hereto respecting the Farmout Lands and agrees to abide by all the terms, conditions and obligations contained therein as though it were a party thereto.  Farmee shall assume the following share of earning obligations with respect to all terms and conditions of the Participation Agreement and Farmout Lands:

Netco - an undivided 15.0% working interest in drilling and completion costs attributable to test well.

6.           EARNING

Providing Farmee has participated with Nation pursuant to the terms of the Participation Agreement and has fulfilled its obligations with respect to Clause 5 hereof, then Farmee shall have earned the following interest in the Farmout Lands:

In the Test Well Spacing Unit:

Before Payout of Drill & Completion Costs	15%;

After Payout of Drill & Completion Costs	9%; and

In the balance of the Farmout Lands:	9%.

7.           ASSIGNMENT

Netco shall not, prior to earning its interests hereunder, assign this Agreement in whole or in part without the written consent of Nation, consent not to be unreasonably withheld. Notwithstanding any such assignment by Netco, Nation may look to Netco for full performance of any duties and obligations required to be carried out by Netco under this Agreement.

Upon and after earning under this Agreement Netco shall be entitled to transfer, sell, assign, convey or set over unto any person, firm or corporation all or any part of its interests in the Farmout Lands and/or the Title Documents, but no such transfer, sale, assignment, conveyance or setting over shall operate to relieve Netco from any of its obligations hereunder unless the party to which such interest is conveyed shall, to the extent of the interest conveyed, assume and agree with Nation to perform and be bound by all the terms of this Agreement and, upon doing so, Netco shall thereupon be released from all obligations thereafter accruing hereunder with respect to the interest so conveyed.

8.           ENCUMBRANCES

To the knowledge of Nation, the Farmout Lands are currently unencumbered, save for Crown Lessor Royalties and the gross overriding royalties provided for in Schedule “B” attached, and Nation warrants and represents no better title to the Farmout Lands than as provided for in the Participation Agreement.  Nation represents and warrants that the Farmout Lands are free and clear of any encumbrances, whatsoever, created by, through or under Nation.

9.           FARMOUT AND PARTICIPATION ACKNOWLEDGEMENT

Netco agrees to be bound by all of the terms of the Participation Agreement, mutatis mutandis, as to the Participating Interest.

Upon the Netco having earned the Participating Interests from Nation, all subsequent operations on the Farmout Lands shall be governed pursuant to the terms of the Participation Agreement.

10.         OPERATIONS

All operations as between Nation and Netco during the interest earning phase and all subsequent joint operations shall be governed by the terms of this Agreement, the Participation Agreement, and the Farmout & Royalty Procedure attached thereto. Whenever there is a conflict between this Agreement and any Title Document, the terms and provisions of the Title Document shall prevail.

Notwithstanding any notice provisions in the Participation Agreement and/or the Farmout & Royalty Procedure attached thereto, failure by Netco to fulfill its obligations during the interest earning phase of this Agreement, including, but not limited to, the advancement of funds under Cash Call provisions in the manner and schedule requested by the Operator shall constitute a default under this Agreement, with Netco being deemed to have failed to earn the interest provided hereunder and its right to earn such interest shall thereafter be at an end.

11.       ABANDONMENT

Nation shall give immediate notice to Participant when the Earning Well has reached contract depth and the logs and tests preliminary to casing have been run. If the Operator elects to plug or abandon the well, Netco shall have deemed to make the same election as Nation.  If any Party elects to abandon the well, the Party wishing to complete the well shall proceed with such attempt and shall be entitled to acquire the interest of the non-participating Party in the well and associated spacing unit subject to the terms of this Agreement and the Farmin Agreement.  The completing Party shall be responsible to the non-participating Party for the reimbursement for the estimated salvageable material and equipment placed in the well prior to the completion attempt. If the well is successfully completed for the production of petroleum substances, the non-participating Party shall assign to the completing Party all of its right, title and interest in and to the zone(s) so completed in the Test Well spacing unit. If the completion of the well as a producer is unsuccessful it shall be abandoned for the joint account but the non-participating Party shall not be liable for any extra costs of the abandonment incurred by reason of the completion attempt.

12.       INDEMNIFICATION

Netco shall indemnify and save harmless Nation from and against all actions, suits, costs, claims and demands whatsoever by any third party arising out of or resulting from any act or omission of Netco, or its agents or employees, in respect to the operations proposed hereunder.

13.       LIABILITY

Netco shall be liable for its Participating Interest share, as set forth in clause 5 hereof, of any costs arising from damages, suits, demands, claims, etc. made against Nation or the Operator and resulting from operations hereunder except where such damages, suits or claims are the direct result of gross negligence and wilful misconduct by Nation or the Operator, in which case Nation or the Operator (as applicable) shall be solely liable for such action.

14.       CONFIDENTIAL INFORMATION

All information acquired by the Parties hereto as a result of any operations on the Farmout Lands shall be considered confidential and for their sole and exclusive use and benefit. Such information shall not be divulged to any party not a party hereto unless the Parties first agree in writing to the dissemination of such data and information.

15.       INSURANCE

In respect of the operations conducted hereunder Netco shall pay for its proportionate share of any Insurance Provisions.

16.       NOTICES

Addresses for Notices shall be as follows:

Nation Energy Inc.
1100, 609 West Hastings St.
Vancouver, BC
V6B 4W4

Fax: (604) 688-4712

Netco Energy Inc.
1100, 609 West Hastings St.
Vancouver, BC
V6B 4W4

Fax: (604) 688-4712

17.       EFFECTIVE DATE

The effective date of this Agreement shall be deemed to be as of the date above.

18.       MISCELLANEOUS

(a)   Each of the Parties hereto shall, from time to time and at all times hereafter, do such further acts and things and execute and deliver all such further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(b)   This Agreement shall enure to the benefit of and shall bind the Parties hereto and their respective successors and assigns.

(c)   This Agreement shall be for all purposes construed and interpreted according to the laws of the Province of Alberta and the laws of Canada applicable therein; and the courts having jurisdiction with respect to matters relating to this Agreement shall be the courts of said Province; and the Parties expressly attorn to the non-exclusive jurisdiction of the Courts of the Province of Alberta in all matters relating to this Agreement.

(d)   This Agreement supersedes all other agreements, documents, writings and verbal understandings amount the Parties relating to the Farmout Lands.

(e)   The liability of the Parties hereto shall be separate and not joint or collective, and each party shall be responsible only for its obligations as set out herein. It is not the purpose of this Agreement to create any partnership or joint venture relationship and neither this Agreement nor the operations hereunder shall be construed or considered as creating any such relationship.

(f)     Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed and delivered these presents as of the day and year first above written.

NATION ENERGY INC.		NETCO ENERGY INC.
Per:	“John Hislop”	Per:	“Chris Schultze”
	John Hislop President		Chris Schultze President

SCHEDULE "A" attached to and forming part of a Farmin Agreement dated January 10, 2005 among NATION ENERGY INC., as Farmor and NETCO ENERGY INC. as Farmee:

PARTICIPATION AGREEMENT

SMOKY AREA, ALBERTA

THIS AGREEMENT made as of the 21st day of November, 2001.

AMONG:

OLYMPIA ENERGY INC., a body corporate having an office in the City of Calgary, in the Province of Alberta,

(hereinafter referred to as "Olympia")

OF THE FIRST PART

- and -

NATION ENERGY INC., a body corporate having an office in the City of Vancouver, in the Province of British Columbia,

(hereinafter referred to as "Nation" or "Participant")

OF THE SECOND PART

WHEREAS Olympia Energy Inc. entered into a Farmin Agreement with AEC Oil & Gas ("AEC") dated the 4th day of October, 2001 a Farmin Agreement with Renata Resources Inc. ("Renata") dated the 10th day of October, 2001, and a Pooling and Participation Agreement with Birchill Resource Limited and Norglen Energy Corporation dated the 22nd day of October 2001 copies of which are attached hereto as Schedule "A" (hereinafter called the "Farmin Agreement") wherein AEC and Renata, (collectively "Farmor") gave Olympia the right to earn an interest in certain lands; and

WHEREAS Participant has agreed to participate with Olympia in the Farmin Agreement as if it were a party thereto and to earn an interest in the Farmout Lands pursuant to the earning terms provided hereunder; and

WHEREAS the parties desire to provide for a manner in which participation and operations will be conducted on the lands to be earned under the Farmin Agreement.

NOW THEREFORE this Agreement witnesseth that in consideration of the mutual covenants and agreements herein contained and subject to the terms and conditions hereinafter set out, the parties hereto agree as follows:

1.         DEFINITIONS

In this Agreement, including the recitals, unless the context otherwise requires, the definitions contained in the Farmin Agreement shall apply hereto. In addition to such definitions in the Farmin Agreement, the following expressions shall have the respective meanings herein assigned to them, namely:

(a)    "the Farmout Lands", means the lands defined in the Farmin Agreement.

(b)    "the Title Documents", means those document(s) of title more particularly set forth and described in Schedule "A" of the Farmin Agreement attached hereto.

 (c)    "Operator", means Olympia Energy Inc.

(d)    "Operating Procedure", means the 1997 Farmout & Royalty Procedure which elections are attached to the Farmin Agreement.

(e)    "Party", means a person, firm or corporation which is bound by this Agreement or the Farmin Agreement.

2.         INTERPRETATION

Whenever the singular or masculine or neuter is used herein, the same shall be construed as meaning plural or feminine or body politic or corporate and vice versa as the context requires.

3.         WARRANTY OF TITLE

Olympia warrants no better title to the Farmout Lands than has been conveyed to it pursuant to the terms of the Farmin Agreement.

If the interests of any party in the Farmout Lands is now or hereafter shall become encumbered by any royalty, production payment or other charges of a similar nature, other than the encumbrances set out in Schedule "A" hereto, such additional royalty, production payment or other charges shall be charged to and paid entirely by the party whose interest is or becomes thus encumbered.

4.         HELD IN TRUST

Olympia agrees that it shall hold and stand possessed of the interest of the Participant ("Participating Interests") in and to the Farmout Lands and the Title Documents, and Olympia shall hold such Participating Interests in trust for and on behalf of the Participant.

Olympia covenants and agrees that it will not sell, assign, transfer, convey, encumber or surrender the Title Documents or Farmout Lands insofar as affects or relates to the Participating Interests held in trust hereunder for Participant, except upon written instructions of Participant.

Olympia agrees that it will use its best efforts to transfer to Participant the Participating Interests that it is entitled to hereunder, to the extent legally possible, when requested to do so in writing and Olympia further agrees to execute any additional documents required to effect such transfer.

5.         COMMITMENT

Participant acknowledges that it has reviewed and is familiar with the Farmin Agreement attached hereto and agrees to abide by all the terms, conditions and obligations contained therein as though it were a party thereto. Participant shall assume the following share of earning obligations with respect to all terms and conditions of the Farmin Agreement:

Nation - an undivided 25.0% working interest

6.         EARNING

Providing Participant has participated with Olympia pursuant to the terms of the Farmin Agreement and has fulfilled its obligations with respect to Clause 5 hereof, then Participant shall have earned the following interest in the Farmout Lands:

In the Test Well Spacing Unit:

Before Payout of Drill & Completion Costs	25%

After Payout of Drill & Completion Costs	5%

In the balance of the Farmout Lands:	15%

7.         AREA OF MUTUAL INTEREST

An area of mutual interest (AMI) shall be established to comprise all lands within one mile of the Farmout Lands and shall terminate one year after rig release of the Test Well drilled hereunder or one year from termination of this Agreement, whichever is the shorter. The interest of the Parties hereto in the AMI shall be:

Olympia et al	85.00%
Nation	15.00%

8.         ASSIGNMENT

Participant shall not, prior to earning its interests hereunder, assign this Agreement in whole or in part without the written consent of Olympia, consent not to be unreasonably withheld. Notwithstanding any such assignment by Participant, Olympia may look to Participant for full performance of any duties and obligations required to be carried out by Participant under this Agreement.

Upon and after earning under this Agreement the Participant shall be entitled to transfer, sell, assign, convey or set over unto any person, firm or corporation all or any part of its interests in the Farmout Lands and/or the Title Documents, but no such transfer, sale, assignment, conveyance or setting over shall operate to relieve such Participant from any of its obligations hereunder unless the party to which such interest is conveyed shall, to the extent of the interest conveyed, assume and agree with Olympia to perform and be bound by all the terms of this Agreement and upon doing so the Participant shall thereupon be released from all obligations thereafter accruing hereunder with respect to the interest so conveyed.

9.         ENCUMBRANCES

The Lands are currently unencumbered save for Crown Lessor Royalties and the gross overriding royalty provided for in the Farmin Agreement, and Olympia warrants and represents no better title to the Lands than as provided for in the Farmin Agreement.

10.       FARMOUT AND PARTICIPATION ACKNOWLEDGEMENT

The Participant agrees to be bound by all of the terms of the Farmin Agreement, mutatis mutandis, as to their Participating Interest.

Upon the parties having earned their interests, all subsequent operations on the Farmout Lands shall be governed pursuant to the terms of the Farmin Agreement.

11.       OPERATIONS

All operations as between Olympia and Participant during the interest earning phase of the Farmin Agreement and all subsequent joint operations shall be governed by the terms of this Agreement, the Farmin Agreement, and the Farmout & Royalty Procedure attached thereto. Whenever there is a conflict between this Agreement and any Title Document, the terms and provisions of the Title Document shall prevail.

Notwithstanding any notice provisions in the Farmin Agreement and/or the Farmout & Royalty Procedure attached thereto, failure by Participant to fulfil its obligations during the interest earning phase of this Agreement, including, but not limited to, the advancement of funds under Cash Call provisions in the manner and schedule requested by the Operator shall constitute a default under this Agreement, with Participant being deemed to have failed to earn the interest provided hereunder and its right to earn such interest shall thereafter be at an end.

12.       ABANDONMENT

Olympia shall give immediate notice to Participant when the Earning Well has reached contract depth and the logs and tests preliminary to casing have been run. If Olympia elects to plug or abandon the well, Participant shall have a period of twenty-four (24) hours after receipt of notice of such election where there is a drilling rig on location, or in all other cases, 15 days following receipt of said notice to elect to takeover and complete the well and in the event Participant fails to reply to said notice in the time period provided herein Participant will have deemed to make the same election as Olympia. It shall be understood that if any Party elects to abandon the well, the Party wishing to complete the well shall proceed with such attempt and shall be entitled to acquire the interest of the non-participating Party in the well and associated spacing unit subject to the terms of this Agreement and the Farmin Agreement. The completing Party shall be responsible to the non-participating Party for the reimbursement for the estimated salvageable material and equipment placed in the well prior to the completion attempt. If the well is successfully completed for the production of petroleum substances, the non-participating Party shall assign to the completing Party all of its right, title and interest in and to the zone(s) so completed in the Test Well spacing unit. If the completion of the well as a producer is unsuccessful it shall be abandoned for the joint account but the non-participating Party shall not be liable for any extra costs of the abandonment incurred by reason of the completion attempt.

13.       INDEMNIFICATION

The Participant shall indemnify and save harmless Olympia from and against all actions, suits, costs, claims and demands whatsoever by any third party arising out of or resulting from any act or omission of the Participant, or its agents or employees, in respect to the operations proposed hereunder.

14.       LIABILITY

The Participant shall be liable for its Participating Interest share, as set forth in clause 5 hereof, of any costs arising from damages, suits, demands, claims, etc. made against Olympia and resulting from operations hereunder except where such damages, suits or claims are the direct result of gross negligence and wilful misconduct by Olympia in which case Olympia shall be solely liable for such action.

15.       CONFIDENTIAL INFORMATION

All information acquired by the Parties hereto as a result of any operations on the Farmout Lands shall be considered confidential and for their sole and exclusive use and benefit. Such information shall not be divulged to any party not a party hereto unless the Parties first agree in writing to the dissemination of such data and information.

16.       INSURANCE

In respect of the operations conducted hereunder the Participant shall pay for its proportionate share of any Insurance Provisions.

17.       NOTICES

Addresses for Notices shall be as follows:

Olympia Energy Inc.
2100, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Fax: (403)265-2726

Nation Energy Inc.
1320, 925 W. Georgia Street
Vancouver, British Columbia V6C 3L2

Fax: (604) 682-5564

18.       EFFECTIVE DATE

The effective date of this Agreement shall be deemed to be as of the effective date of the Farmin Agreement.

19.       MISCELLANEOUS

(a)   Each of the Parties hereto shall, from time to time and at all times hereafter, do such further acts and things and execute and deliver all such further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(b)   This Agreement shall enure to the benefit of and shall bind the Parties hereto and their respective successors and assigns.

(c)   The Parties hereto agree that this Agreement shall be for all purposes construed and interpreted according to the laws of the Province of Alberta and that the courts having jurisdiction with respect to matters relating to this Agreement shall be the courts of said Province, to the jurisdiction of which courts the Parties by their execution of this Agreement do hereby submit.

(d)   This Agreement supersedes all other agreements, documents, writings and verbal understandings amount the Parties relating to the Farmout Lands.

(e)   The liability of the Parties hereto shall be separate and not joint or collective, and each party shall be responsible only for its obligations as set out herein. It is not the purpose of this Agreement to create any partnership or joint venture relationship and neither this Agreement nor the operations hereunder shall be construed or considered as creating any such relationship.

(f)     Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed and delivered these presents as of the day and year first above written.

OLYMPIA ENERGY INC.		NATION ENERGY INC.
Per:	"Andy Kirby"	Per:	"Donald A. Sharpe"
	A.T. (Andy) Kirby Land Manager		D. Sharpe President

SCHEDULE "A" TO A PARTICIPATION AGREEMENT DATED NOVEMBER 21, 2001
BETWEEN OLYMPIA ENERGY INC. AND NATION ENERGY INC. INCORPORATED BY REFERENCE AND COMPRISING:

  Farmin Proposal dated October 4, 2001 between AEC OIL & GAS, as Farmor and OLYMPIA ENERGY INC., as Farmee, as amended";

  Farmin Proposal dated October 10, 2001 between RENATA RESOURCES INC., as Farmor and OLYMPIA ENERGY INC., as Farmee, as amended";

  Pooling and Participation Agreement dated October 22, 2001 among OLYMPIA ENERGY INC., BIRCHILL RESOURCES LIMITED and NORGLEN ENERGY CORPORATION, as amended”.

SCHEDULE "B" attached to and forming part of a Farmin Agreement dated January 10, 2005 among NATION ENERGY INC., as Farmor and NETCO ENERGY INC. as Farmee:

LANDS	RIGHTS	NATION WORKING INTEREST	ENCUMBRANCES
P&NG License No. 5497110012 Twp 59 Rge 2 W6M Sections 10 &15	All P&NG Rights Below base Cardium	15%

Lessor Royalty

NCGOR of 10% payable to Encana Oil & Gas Partnership on 48.75% of production

NCGOR of 10% payable 50% to Birchill Resources Ltd. and 50% to Rosetta Exploration Inc. on 26.25% of production